Exhibit 4.1
DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
Sotera Health Company (the “Company,” “Sotera Health,” “we,” “our” or “us”) has one class of securities, common stock, par value $0.01 per share, registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
DESCRIPTION OF COMMON STOCK
The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws. These descriptions contain all information which we consider to be material, but may not contain all of the information that is important to you. To understand them fully, you should read our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are filed with the Securities and Exchange Commission as exhibits to our Annual Report on Form 10-K. The summary below is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws. The terms of these securities may also be affected by the Delaware General Corporation Law (“DGCL”).
We may periodically issue shares of our common stock or other securities that can be exercised, converted or exchanged into shares of our common stock. The description below summarizes the general terms of our common stock. This section is a summary, and it does not describe every aspect of our common stock. This summary is subject to, and qualified in its entirety by, reference to the provisions of our amended and restated certificate of incorporation and amended and restated bylaws.
Authorized Capitalization
Our capital structure consists of 1,200,000,000 authorized shares of common stock, par value $0.01 per share, and 120,000,000 authorized shares of preferred stock, par value $0.01 per share.
Common Stock
Voting Rights. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, subject to the restrictions described below under the caption “—Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law.” The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Except for the election of directors, if a quorum is present, an action on a matter is approved if it receives the affirmative vote of the holders of a majority of the voting power of the shares of capital stock present in person or represented by proxy at the meeting and entitled to vote on the matter, unless otherwise required by applicable law, the DGCL, our amended and restated certificate of incorporation or amended and restated bylaws. The election of directors is determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote, meaning that the nominees with the greatest number of votes cast, even if less than a majority, will be elected. The rights, preferences and privileges of holders of common stock are subject to, and may be impacted by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Dividends. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds.
Liquidation, Dissolution, and Winding Up. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share equally and ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.
No Preemptive or Similar Rights. Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock.
Assessment. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock
Subject to limitations prescribed by Delaware law and the Nasdaq Global Select Market (the “Nasdaq”), our board of directors may issue preferred stock, without stockholder approval, in such series and with such designations, preferences, conversion or other rights, voting powers and qualifications, limitations or restrictions thereof, as the board of directors deems appropriate. Our board of directors could, without stockholder approval, issue preferred stock with voting, conversion and other rights that could adversely affect the voting power and impact other rights of the holders of the common stock. Our board of directors may issue preferred stock as an anti-takeover measure without any further action by the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, may have the effect of delaying, deferring or preventing a change of control of our company by increasing the number of shares necessary to gain control of the company.
Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law
Delaware law contains, and our amended and restated certificate of incorporation and amended and restated bylaws contain, a number of provisions relating to corporate governance and to the rights of stockholders. Certain of these provisions may be deemed to have a potential “anti-takeover” effect in that such provisions may delay, defer or prevent a change of control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by the stockholders. These provisions include:
Classified board of directors; removal of directors. Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with staggered three-year terms. As a result, approximately one-third of our board of directors will be elected each year.
In addition, our amended and restated certificate of incorporation provides that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the voting power of our outstanding common stock; provided that for so long as investment funds and entities affiliated with either Warburg Pincus LLC (“Warburg Pincus”) or GTCR, LLC (“GTCR”), collectively, hold at least 50% of the outstanding shares of our common stock, a director designated by investment funds and entities affiliated with either Warburg Pincus or GTCR, respectively, may be removed with or without cause by the affirmative vote of the holders of at least a majority of the votes that all the stockholders would be entitled to cast in any annual election of directors or class of directors and with the consent of Warburg Pincus or GTCR, respectively.
Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office; provided that for so long as investment funds and entities affiliated with either Warburg Pincus or GTCR have the right to designate at least one director for election to our board of directors, any vacancies will be filled in accordance with the designation provisions set forth in our stockholders’ agreement dated November 19, 2020, among Sotera Health and certain of our stockholders party thereto (the “Stockholders’ Agreement”).
The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.
Advance notice requirements for stockholder proposals and director nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders, other than nominations made by or at the direction of the board of directors or pursuant to the Stockholders’ Agreement. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Amendment of certificate of incorporation and bylaws provisions. Our amended and restated certificate of incorporation provides that approval of stockholders holding a majority of the then-outstanding voting power of our capital stock, so long as investment funds and entities affiliated with either Warburg Pincus or GTCR, collectively, hold at least a majority of our outstanding capital stock, is required for stockholders to amend or adopt certain provisions of our amended and restated certificate of incorporation and any provision of our amended and restated bylaws, and at all other times by the affirmative vote of at least 66 2/3% of the voting power of our outstanding common stock. So long as investment funds and entities affiliated with either Warburg Pincus or GTCR have the right to designate three directors for election to our board of directors, at least 75% of the board must approve any amendments to the amended and restated certificate of incorporation or amended and restated bylaws.
Authorized but unissued or undesignated capital stock. Our authorized capital stock consists of 1,200,000,000 shares of common stock and 1,200,000 shares of preferred stock. A large quantity of authorized but unissued shares may deter potential takeover attempts because of the ability of our board of directors to authorize the issuance of some or all of these shares to a friendly party, or to the public or in connection with a stockholder rights plan, which would make it more difficult for a potential acquirer to obtain control of us. This possibility may encourage persons seeking to acquire control of us to negotiate first with our board of directors. The authorized but unissued stock may be issued by the board of directors in one or more transactions. In this regard, our amended and restated certificate of incorporation grants the board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the board of directors’ authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control.
Stockholder action; special meeting of stockholders. Our amended and restated certificate of incorporation provides that our stockholders will not be able to take action by written consent for any matter and may only take action at annual or special meetings. For so long as investment funds and entities affiliated with either Warburg Pincus or GTCR, collectively, hold a majority of our outstanding capital stock, however, a meeting and vote of stockholders may be dispensed with, and the action may be taken without prior notice and without such meeting and vote if a written consent is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at the meeting of stockholders. Our amended and restated certificate of incorporation further provides that, except as otherwise required by law, special meetings of our stockholders may be called only by the majority of the board of directors or by the chairman of our board of directors or our chief executive officer, thus limiting the ability of a stockholder to call a special meeting. For so long as investment funds and entities affiliated with either Warburg Pincus or GTCR, collectively, hold a majority of our outstanding capital stock, however, special meetings of our stockholders may be called by the affirmative vote of the holders of a majority of our outstanding voting stock. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
No cumulative voting. The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board of directors’ decision regarding a takeover.
Supermajority voting on board actions. For so long as investment funds and entities affiliated with either Warburg Pincus or GTCR have the right (individually) to designate at least three directors for election to our board of directors, the following actions may only be effected with the affirmative vote of 75% of our board of directors:
•    certain acquisitions, mergers, other business combination transactions and dispositions;
•    any amendment, modification or repeal of any provision of the certificate of incorporation or bylaws;

•    changes in the size and composition of the board of directors or the compensation of its committees, other than in accordance with the Stockholders’ Agreement;
•    any termination of the chief executive officer or designation of a new chief executive officer;
•    except for ordinary course compensation arrangements, entering into, or modifying, any compensation arrangements with an executive officers or any of executive officer’s affiliates or associates;
•    issuance of additional shares of Company or subsidiaries’ capital stock, subject to certain limited exceptions; or
•    incurrence of certain indebtedness.
Delaware Anti-Takeover Statute. We are not subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested shareholder” for a three-year period following the time that the person becomes an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested shareholder status, 15% or more of the corporation’s voting stock.
Under Section 203, a business combination between a corporation and an interested shareholder is prohibited unless it satisfies one of the following conditions: (1) before the shareholder became an interested shareholder, the board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; (2) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (3) at or after the time the shareholder became an interested shareholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder.
A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a shareholders’ amendment approved by at least a majority of the outstanding voting shares.
We have opted out of Section 203; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested shareholder” for a three-year period following the time that the shareholder became an interested shareholder, unless:
•    prior to such time, our board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;
•    upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or
•    at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested shareholder.
Under certain circumstances, this provision will make it more difficult for a person who would be an “interested shareholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the shareholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.
Our amended and restated certificate of incorporation provides that Warburg and GTCR, and any of their respective direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested shareholders” for purposes of this provision.
Exclusive Forum
Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum, to the fullest extent permitted by law, for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees or stockholders to us or our stockholders, (3) any action asserting a claim against us or any of our directors or officers or other employees or stockholders arising pursuant to, any action to interpret, apply, enforce any right, obligation or remedy under, any provision of the DGCL our amended and restated certificate of incorporation or amended and restated bylaws, (4) any action asserting a claim that is governed by the internal affairs doctrine, or (5) any other action asserting an “internal corporate claim” under the DGCL shall be the Court of Chancery of the State of Delaware (or any state or federal court located within the State of Delaware if the Court of Chancery does not have jurisdiction). Notwithstanding the foregoing, our amended and restated certificate of incorporation provides that the Delaware Forum Provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.
Additionally, our amended and restated certificate of incorporation provides that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company are deemed to have notice of and consented to this provision. The Supreme Court of Delaware has held that this type of exclusive federal forum provision is enforceable. There may be uncertainty, however, as to whether courts of other jurisdictions would enforce such provision, if applicable.
Limitation of Liability and Indemnification of Officers and Directors
Our amended and restated certificate of incorporation provides for indemnification of directors and officers to the fullest extent permitted by law, including payment of expenses in advance of resolution of any such matter. Our amended and restated certificate of incorporation eliminates the potential personal monetary liability of our directors to us or our stockholders for breaches of their duties as directors except as otherwise required under the DGCL. Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.
Transfer Agent and Registrar
Computershare Trust Company, N.A. acts as transfer agent and registrar for our common stock. The transfer agent and registrar’s address is 118 Fernwood Avenue, Edison, New Jersey 08837.
Exchange
Our common stock is listed on the Nasdaq under the symbol “SHC.”